VIA EDGAR

February 3, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:

Ms. Tia Jenkins, Senior Assistant Chief Accountant

Mr. John Archfield

Mr. Ryan Milnet

Re:

Oxford Technologies, Inc.

Form 10-K/A (No.2) for the Fiscal Year Ended December 31, 2008

Form 10-Q/A (No. 1) for the Fiscal Quarter Ended September 30, 2009

Filed November 27, 2009

Response Letter Dated November 25, 2009

File No. 0-49854

Dear Ms. Jenkins:

This letter is in response to your comment letter dated January 22, 2010, on the above-referenced filings (“Comment Letter”).  Prior to filing our amendments, we would greatly appreciate it if you could give us an opportunity to answer your comments and see if the following proposed response and amendments are adequate to address your comments.  For your convenience, we have restated each comment below and set forth our response immediately thereafter.

General

1.

Please be advised that you are required to include an explanatory note at the beginning of amended annual and periodic Exchange Act reports that discusses the reasons for the amendment.  Please confirm that you will include an explanatory note in any such future amendments.

Response:   We hereby confirm that, from now on, we will include an explanatory note in any future amendments.  For this Form 10-K/A (No. 3) and 10-Q/A (No. 2), the proposed explanatory note is as below:

Explanatory Note (10-K/A3)

This Amendment No. 3 to the Annual Report on Form 10-K/A (No. 2) for the year ended December 31, 2008 of Oxford Technologies, Inc. (the “Company”) is being filed in response to comments by the Staff of the Securities and Exchange Commission (the “SEC”) in connection with its review of the Company’s Annual Report on Form 10-K/A (No. 2) for the fiscal year ended December 31, 2008 filed with the SEC on November 27, 2009 (the “Original Filing”).

The Original Filing is being amended to: (1) revise disclosures under “Rental Income and Economic Development Grant” on Item 7 “Management’s Discussion and Analysis or Plan of Operation”; and (2) revise our disclosure on Item 9(A), “Controls and Procedures”.

In addition, as required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended, this Form 10-K/A (No. 3) contains new certifications by the Company’s principal executive officer and the Company’s principal financial and accounting officer, filed as exhibits hereto.

Except as set forth above, all other information in the Company’s Original Filing remains unchanged, and the Company has not updated or amended the disclosure contained in the amended items to reflect events that have occurred since the filing of the original Form 10-K.

Explanatory Note (10-Q/A2)

 This Amendment No. 2 to the Quarterly Report on Form 10-Q/A (No. 1) for the quarter ended September 30, 2009 of Oxford Technologies, Inc. (the “Company”) is being filed in response to comments by the Staff of the Securities and Exchange Commission (the “SEC”) in connection with its review of the Company’s Quarterly Report on Form 10-Q/A (No. 1) for the fiscal quarter ended September 30, 2009 filed with the SEC on November 27, 2009 (the “Original Filing”).

The Original Filing is being amended to: (1) revise our disclosure on Item 2 “Management’s Discussion and Analysis or Plan of Operation” to clarify that the Welsh Assembly no longer requires the grant to be repaid under any circumstance; and (2) revise our disclosure regarding “Cost of Sales” on Results of Operations for the three month periods ending September 30, 2009 and 2008 of Item 2, “Management’s Disclosure and Analysis or Plan of Operation.”

In addition, as required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended, this Form 10-Q/A (No. 2) contains new certifications by the Company’s principal executive officer and the Company’s principal financial and accounting officer, filed as exhibits hereto.

Except as set forth above, all other information in the Company’s Original Filing remains unchanged, and the Company has not updated or amended the disclosure contained in the amended items to reflect events that have occurred since the filing of the original Form 10-Q.

Form 10-K/A(No. 2) for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis or Plan of Operation, page 13

Rental Income and Economic Development Grant, page 15

2.

Please tell us whether you have received the $322,000 payable under part (ii) (i.e. not the $392,000 paid in September 2006, as discussed in your MD&A).  If you have received the $322,000 payable under part (ii), tell us the date it was received, and where it was recorded and disclosed in your previous Exchange Act filings.  If you have not received the $322,000 payable under part (ii), tell us why you believe there are no conditions whereby the grant needs to be repaid.  In that regard, tell us how you considered your MD&A disclosure that the Welsh Assembly government may require the grant to be repaid under the listed circumstances for a period starting with the final payment of the grant and ending either 18 months later, or 5 years after the first payment of grant whichever is longer.

Response:  The $392,000 should have read $322,000, and we apologize for the typing error.  Therefore the second installment of the grant payable was $322,000 and was received in September 2006.  The timeframe of the grant was 18 months after the final payment, i.e. March 2008 or 5 years after the first payment, i.e. July 2007, whichever was longer. Hence the timeframe had passed by December 2008.  Accordingly, we have revised our disclosure in this section.

3.

We note in your response to comment 15(d) in our letter dated July 1, 2009 that after five years from when the grant was received there are no conditions whereby the grant needs to be repaid, and since the grant was received in 2001 the five years timeframe has now passed.  Please explain to us why you continue to provide disclosure in your Exchange Act filings (including the amendments filed on November 27, 2009) of the circumstances under which the Welsh Assembly government may require the grant to be repaid under, as this disclosure conflicts with your response to us.  If amounts are no longer required to be repaid, revise your disclosure in future filings to specifically state that the Welsh Assembly government may no longer require the grant to be repaid under any circumstance. Alternatively, explain to us why you do not believe that such disclosure is necessary.

Response:   In future filings we will revise our disclosure to specifically state that the Welsh Assembly government no longer requires the grant to be repaid under any circumstance.

Item 9A. Controls and Procedures, page 20

(a) Evaluation of disclosure controls and procedures, page 20

4.

We note your conclusion that disclosure controls and procedures (“DC&P”) were effective, as of December 31, 2008 and March 31, 2009 in your Form 10-K/A (No. 2) and Form 10-Q/A (No. 2), respectively, filed on November 27, 2009.  We further note your conclusion that DC&P were ineffective, as of December 31, 2008 and March 31, 2009 in your Form 10-K/A (No. 1) and Form 10-Q/A (No. 1), respectively, filed on September 10, 2009.  Please explain to us why your effectiveness conclusions changed, and tell us the factors you considered and highlight for us those factors that support your revised conclusions that DC&P were effective.

Response:   After studying the definition of “Controls and Procedures” as defined in Rule 13a -15(e) and 15d-15(e) of the Exchange Act and after further review and examination, we realize that we erroneously reached a conclusion that our controls and procedures were effective, as of December 31, 2008 and March 31, 2009 in our Form 10-K/A (No. 2) and Form 10-Q/A (No. 2), respectively, filed on November 27, 2009.  Accordingly, we have amended our disclosure on evaluation of disclosure controls and procedures as below.   We apologize for our misunderstanding in our previously filings.

Amended Disclosure:

Evaluation of disclosure controls and procedures

Our management, under the supervision and with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008.  Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were ineffective as of the end of the period covered by this report.

As used herein, the term “disclosure controls and procedures” means controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the rules and forms issued by the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

The reason that our disclosure controls and procedures were ineffective as of December 31, 2008 was because we failed to file our Annual Report on Form 10-K for the fiscal years ended December 31, 2008 and 2007 within the time periods specified by the SEC.  The delay was largely the result of (i) late start of our audit process, and (ii) inadequate coordination between our operating subsidiary’s statutory auditors in the UK and our registered public accounting firm in the US.

Following our 2008 Annual Report, we have taken measures to address such deficiency through the following actions:

•

Start our annual audit and quarterly review earlier; and

•

Perform additional procedures to ensure better coordination between our UK auditors and US registered public accounting firm.

We will continue to consider measures to improve the quality and timeliness of reporting and will continue to evaluate and address any issues we identify relating to the processes and resources necessary for effective disclosure controls and procedures.

Form 10-Q/A(No. 1) for the Quarter Ended September 30, 2009

Item 7. Management’s Discussion and Analysis or Plan of Operation, page 8

Results of Operations, page 9

Three month period ending September 30, 2009 and 2008, page 9

5.

We note in your response to comment 16 in our letter dated October 20, 2009 that a number of products were costing more than they were originally at the time the selling price was quoted to the customer, and that Axiom Manufacturing Services Limited absorbed the increased cost instead of passing it onto the customer.  In addition, you state that this was an oversight on the part of Axiom Manufacturing Services Limited which is in the process of being rectified.  Please further explain to us how you intend to rectify this issue.  Also tell us the volume of products you sold below margin and quantify for us the amount sold below margin during the nine months ending September 30, 2009.

6.

We further note that the cost of sales as a percentage of sales, for the three month period ending September 30, 2009, has increased to 103% for the same reasons discussed in your response to comment 16 in our letter dated October 20, 2009.  Notwithstanding that this was an oversight that is in the process of being rectified, tell us how you considered the sale of products at below cost in your determination of market values in connection with your valuation of inventories at the lower of cost of market at your September 30, 2009 balance sheet date.  Refer to Chapter 4 of ARB 43 for additional guidance on inventory pricing, and the requirement to depart from the cost basis of pricing inventory when the utility of goods is no longer as great as its cost.

Response to Comments 5 and 6:  After looking further into the cost of goods sold we have revised the figures as follows:

Sept 30,
2009

Turnover	16,242
Cost of Sales	14,970
Gross Profit / (Loss)	1,273
Net Operating Expenses	3,297
Operating Profit / (Loss)	(2,025)
Rental Income	713
Grants Received	15
Interest Receivable	2
Interest Payable	(137)
Profit / (Loss) on Ordinary
Activities Before Taxation	(1,432)

Our new accounting system picks up the costs attributable to cost of goods sold in a different way.  When we manufacture a product, our integrated computer system automatically generates a credit value to the expenses recovery code in net operating expenses, the debit entry being Cost of goods sold (as with ABC Costing).   This helps our management understand the total costs to manufacture for our customers, but this credit should go against Cost of Sales for reporting purposes.  As a result we have amended the figures above.  If you look at the revised figures, cost of goods sold is actually 92% for the nine month period to September 30, 2009 not 103% as originally reported.   Accordingly, we have restated our 10-Q for the quarter ended September 30, 2009.

***

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have questions with regard to these responses, or if you require additional information, please contact me at (212) 809-1200.  You may also reach me via facsimile at (212) 809-1289.

Very truly yours,

/s/ Jacinta Sit

___________________________

Jacinta Sit

President

Cc:    William G. Hu, Esq.